Grand Prix Investors Trust

October 20, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:

Grand Prix Investors Fund

File No.: 333-168095

CIK: 0001496315

Accession Number:  0001162044-10-000654

Dear Mr. O’Connell:

Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, Grand  Prix Investors Trust (the "Company") hereby requests the withdrawal of Pre-Effective Amendment No. 1 to the Company's registration statement on Form N-1A filed with the Securities Exchange Commission on October 20, 2010.  The EDGAR filing agent mistakenly filed Pre-Effective Amendment No. 1 as submission type 485APOS rather than submission type N-1A and will re-file using the correct EDGAR submission type.  Pre-Effective Amendment No. 1 has not yet been declared effective and no securities have been sold pursuant to it.

The Company further requests that:

1. The Commission find that the withdrawal of Pre-Effective Amendment No. 1 to the Company's registration statement on Form N-1A is consistent with the public interest and the protection of investors; and

2. The Commission consent to the withdrawal of Pre-Effective Amendment No. 1 and issue an order granting such withdrawal.

In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the President of the Company, for and on behalf of the Company.

If you have any questions regarding this application for withdrawal, please call Michael Wible, counsel for the Company, at (614) 469-3297.

Very truly yours,

Grand Prix Investors Trust

By: /s/ John C. Foti

       President